Exhibit 99.2

Santiago, December 15, 2022.
GG/ 272 / 2022

Mrs.
Solange Berstein Jáuregui
Chairperson
Commission for the Financial Market
Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No. 18.045 about Securities Markets and in Chapter 18-10 of the Updated Compilation of Rules of the Chilean Commission for the Financial Market (“CMF”), we inform the Commission of the following Material Event by Itaú Corpbanca (the “Bank”).

At the ordinary meeting held yesterday, the Board of Directors of Itaú Corpbanca (the “Board”) was informed about the resignation of Mrs. Leila Cristiane Barboza Braga de Melo as director of the Bank, which is effective as of that date.

Considering the above, and in accordance with Section 9 of the by-laws of Itaú Corpbanca, the Board resolved that the alternate director Tatiana Grecco, will assume as director until the definitive appointment is made in the next annual general meeting of shareholders of the Bank of the replacement of the Mrs. Leila Cristiane Barboza Braga de Melo.

Sincerely,

Gabriel Moura
Chief Executive Officer
Itaú Corpbanca